

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Steven Huffman
Chief Executive Officer
Reddit, Inc.
1455 Market Street, Suite 1600
San Francisco, California 94103

> **Re: Reddit, Inc.**
> **Amendment No. 7 to Draft Registration Statement on Form S-1**
> **Submitted February 24, 2023**
> **CIK No. 0001713445**

Dear Steven Huffman:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 7 to DRS on Form S-1 submitted February 24, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 107

1. We note that you present Non-GAAP Free Cash Flow in the table on page 107 but only present the comparable GAAP measure of Net cash provided by (used in) operating activities in the note to the chart on page 108. Please revise the chart to provide equal prominence for both the GAAP and Non-GAAP measure.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sarah Axtell, Esq.